Exhibit 99.1

Pixie Dust Technologies, Inc. Introduces Additional Pricing

Option for Proprietary Speaker kikippa

New York, New York and Tokyo, Japan, January 11, 2024 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave control technology, today announced that it has introduced a one-time purchase model for its speaker, kikippa, in addition to the current recurring subscription model.

kikippa is a speaker that processes and outputs gamma wave sound with 40Hz modulation using a unique algorithm for audio generated from TVs and other devices. The product is the result of the collaborative effort between the Company and Shionogi Healthcare Co., Ltd.

Up until now, Pixie Dust has been selling kikippa as a recurring subscription model, but in response to increased demand, the Company has introduced the “kikippa Gamma Wave Mode2 Indefinite Plan,” which includes the full speaker price and service usage fee as a one-time cost. The product is now available from Rakuten Ichiba and Shionogi Healthcare Online and will be expanded considerably in the future.

kikippa Pricing Plans

●	kikippa Gamma Wave Mode[2] Indefinite plan (new price model):

o	Speaker body + service usage fee[3]: $686 USD (¥99,000 JPY)[4]

o	Sales page: Rakuten Ichiba

o	Shionogi Healthcare Online is only available by phone (toll-free 0120-117-715, reception hours 9:00-17:00)

●	kikippa Gamma Wave Mode[2] Monthly plan (current price model):

o	Speaker unit price: $343 USD (¥49,500 JPY)[4]

o	Service usage fee [3]: 1$14 USD per Month (¥1,980 JPY)[4]

o	Sales page: Shionogi Healthcare Online*

[2]	“Gamma wave mode” means providing services for using gamma wave sound (using gamma wave mode, updating gamma wave sound, etc.)
[3]	“Service usage fee” is a fee for using Gamma Wave Sound, updating to the latest information, My Page service on a dedicated website, etc. for a fixed amount.
[4]	The Company’s functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “USD,” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this press release of Japanese yen into U.S. dollars have been made at the exchange rate of ¥144.29 = US$1.00
*	For information purpose only. The website and information thereon are not part of this press release nor incorporated by reference herein.

Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Annual Report on Form 20-F for the year ended April 30, 2023 (File No. 001-41749) filed with the SEC, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Contact:

“kikippa” PR Office

kikippa_pr@sec.dentsuprc.co.jp

Pixie Dust Technologies, Inc.

Contact: https://pixiedusttech.com/contact/

kikippa and related logos are trademarks or registered trademarks of Pixie Dust Technologies, Inc.

3